UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference the information set forth in this 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

Further to the press release issued on January 7, 2016 by MakeMyTrip Limited (the “Company”) announcing that Ctrip.com International, Ltd. (‘Ctrip’) will invest $180 million in the Company through the issuance of convertible bonds by the Company to Ctrip, a copy of the Investor Rights Agreement dated January 7, 2016 is attached hereto as Exhibit 99.1, a copy of the Convertible Notes Purchase Agreement dated January 7, 2016 is attached hereto as Exhibit 99.2, and a copy of the Indenture dated January 14, 2016 is attached hereto as Exhibit 99.3.

Exhibits

99.1	Investor Rights Agreement dated January 7, 2016;

99.2	Convertible Notes Purchase Agreement dated January 7, 2016; and

99.3	Indenture dated January 14, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: January 25, 2016

MAKEMYTRIP LIMITED

By:	/s/ Mohit Kabra
Name:	Mohit Kabra
Title:	Group Chief Financial Officer

EXHIBIT INDEX

99.1	Investor Rights Agreement dated January 7, 2016;

99.2	Convertible Notes Purchase Agreement dated January 7, 2016.

99.3	Indenture dated January 14, 2016.